February 20, 2025

Kai Liekefett
Partner
Beacon Roofing Supply, Inc.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

        Re: Beacon Roofing Supply, Inc.
            Schedule 14D-9/A filed February 20, 2025
            File No. 5-80234
Dear Kai Liekefett:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Defined terms used here have the same meaning as in your filing.

Schedule 14D-9/A filed February 20, 2025
General

1. Refer to comment 2 in our prior comment letter dated February 13, 2025 and your response. Item 7 of Schedule 14D-9 and Item 1006(d) of Regulation M-A require the issuer to disclose "whether or not" (emphasis added) it is engaged in any negotiations regarding the types of transactions set forth in Item 1006(d)(1)(i) or
(ii). While you
       have advised in your response letter that you are not currently engaged in any negotiations "required to be disclosed pursuant to Item 1006(d)," you have not amended the filing to so state, as required by Schedule 14D-9 and as requested in our prior comment. Please revise the Schedule 14D-9 to provide the required disclosure.
2.     Refer to comment 3 in our prior comment letter dated February 13, 2025.
Please
       revise the Schedule 14D-9 to explain what is meant by a finding that the Offer is inadequate from a financial point of view. In this regard, please include the
 February 20, 2025
Page 2

       explanation provided in the last sentence of your response letter in the amended
       Schedule 14D-9.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions